SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Installation of the SAP R/3 Enterprise Resource Planning System

(Rio de Janeiro, October 1, 2004) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that on October 4 2004, the SAP R/3 Enterprise Resource Planning system will be installed on a comprehensive basis throughout the Company. SAP R/3 is a series of software programs integrating all the information on Petrobras’ standard processes using a single data base and up- dated in real time. This will allow the Company to control its full range of operational activities such as production, refining, distribution, procurement, inventory, and finance, among others, using a single information system.

This integration will improve response time and facilitate the analyses of business in progress. The new system will enable the Company to maintain a continually updated database, providing greater safety and control of corporate processes. In essence, SAP increases Petrobras’ competitiveness placing the Company on an equal footing with the major international oil companies as well as other corporations that use the same system.

Petrobras initiated studies on the installation of SAP R/3 in early 1996. Activities involving the installation of the system itself began on March 15 2000 with the Synergy Project. Before taking the final decision on installation of SAP R/3 throughout the Company, Petrobras conducted field tests at various units. The first trial run was made on January 7 2003 at the UN-RNCE’s Mossoró asset followed by other successful tests. Finally, on July 5 2004, the Alberto Pasqualini Refinery (REFAP), which uses 70% of all Petrobras’ processes, began operating the SAP R/3 system on a comprehensive basis, substituting 35 major systems.

Given the complexity of a transformation of this size involving 22,000 users, some instability during the installation process may occur. However, we are taking all the necessary steps to minimize the impacts of this change, which is vital to the Company’s insertion in an organizational reality better equipped to meet future challenges.

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Officer

http: //www.petrobras.com.br/ri/english

Contacts:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.